Exhibit 27

SCAILEX CORPORATION LTD.

DATE: November 3, 2011

ADVENT INVESTMENTS PTE LTD

Marina Boulevard, #05-02 Marina Bay

Financial Centre Tower 1, Singapore

("Advent")

Ladies and Gentlemen:

Re: Confirmation and Undertaking

We refer to the US$300,000,000 in aggregate principal amount of Fixed Rate Secured Bullet Notes due April 27, 2014 issued by Scailex Corporation Ltd. ("Scailex") as Issuer in favour of Advent pursuant to and based on (i) that certain Trust Deed dated October 28, 2009 between us and Hermetic Trust (1975) Ltd., as amended by Amendment No. 1 on March 15, 2010, to which certain terms and conditions relating to such Notes were attached as Schedule 2; (ii) that certain Placement Agreement dated October 28, 2009 between us and Advent, as amended by Amendment No. 1 on March 15, 2010; and (iii) certain debentures and other ancillary Issue Documents entered into in connection thereby.

We also refer to that certain Assumption Agreement dated November 30, 2012 between Advent and S.B. Israel Telecom Ltd. (the "SPV" and the "Assumption Agreement", respectively).

Capitalized Terms used herein and not otherwise defined shall bear the meanings ascribed to them in the Assumption Agreement.

As contemplated in the Assumption Agreement, the undersigned hereby confirms and undertakes as follows, such undertakings and confirmations to be entered into force on the Effective Date subject to the Assumption Transactions and the Acquisition Transactions consummated and closed on the Effective date:

(1) Consents the entering into, delivery and execution of the Assumption Agreement and the other New Issue Documents and the consummation and closing of Assumption Transactions;

(2) Undertakes that until the earlier of (a) one business day after the Effective Date; and (b) 10 Business Days after the date on which the Assumption Agreement and the Assumption Transactions are lawfully terminated in accordance with Clause 3 of the Assumption Agreement, not to incur any "Financial Indebtedness" (as such term defined in the Amended and Restated Conditions) other than non-material Financial Indebtedness required by the undersigned to finance its on-going daily operations in the ordinary course of business;

(3) Waives its Right of First Refusal (included under Clause 6 of the Original Placement Agreement) in respect of the Assumption Transactions;

(4) Undertakes to procure that special meetings of the undersigned's bondholders (series A-D, F-I and series 1 and any other series outstanding as at the Effective Date, other than series E, collectively "Scailex' Bondholders") are convened in order to obtain an approval by Scailex' Bondholders to the entering into, delivery and execution of the Assumption Agreement and the other New Issue Documents and the Acquisition Documents and the consummation and closing of the Assumption Transactions and the Acquisition Transactions and further procures that (i) the agenda and materials relating to such Scailex' Bondholders meetings will include a description regarding all of the items required to be approved by the Scailex' Bondholders under Clause 2(c) of the Assumption Agreement and all ancillary materials and sufficient background description reasonably required in connection thereby under applicable law and practice ("Background Materials") and that any changes to such Background Materials or to the immediate report published by Scailex in connection thereby shall be coordinated and approved by SPV and Advent, (ii) Background Materials will be submitted to SPV and Advent no later than December 10, 2012 and an immediate report in connection with such meetings will be published no later than December 11, 2012; and (iii) the Scailex' Bondholders' meetings shall be held no later than December 25, 2012;

(5) If Scailex' Bondholders' Approval is not obtained on or before December 25, 2012, or at such deferred date as provided in Clause 3(a) of the Assumption Agreement, and if insolvency proceedings including liquidation proceedings, moratorium or other rehabilitation proceedings under Sections 350 and/or 351 of the Israeli Companies Law, 1999, or immediate threat to initiate proceedings have been initiated against Scailex, then, Scailex shall cooperate with Advent and the SPV such as to submit an application for InCourt Arrangement and Scailex shall support such application for the purpose of obtaining the Court Approval, and for such purposes, shall file, or caused to be filed, with any applicable governmental body or court of competent authority and jurisdiction, all applicable requests, petitions, applications and forms, as required under applicable law and by such governmental body or court of competent authority in connection with such consents, approval and permits, such applicable requests, petitions, applications and forms will be prepared in coordination by Advent, SPV and Scailex;

(6) the existing registration with the Israeli Registrar of Companies of the Original Debentures as a lien of Scailex shall be retained for a period of at least 4 (four) months after the Effective Date;

(7) to pay to Advent accrued and unpaid interest on account of or with respect to the Original Issue Documents, as evidenced by the Notes, such accrued interest up to and until the Effective Date (inclusive);

(8) to deliver irrevocable instructions to the SPA Escrow Agent (together with the SPV), such irrevocable instructions to be in the form attached to the Assumption Agreement as Exhibit 18 provided its terms are acceptable by Scailex; and

(9) Not to use, disclose, or otherwise allow access to any data or information about or relating to the Assumption Agreement and the transactions contemplated thereunder without Advent's prior consent.

Respectfully yours,

/s/ Yahel Shachar

SCAILEX CORPORATION LTD.

BY: Yahel Shachar

TITLE: CEO